Condensed Interim Consolidated Financial Statements

For the quarter ended June 30, 2018

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Financial Statements

Condensed Interim Consolidated Financial Statements

●	Condensed Interim Consolidated Statements of Financial Position
●	Condensed Interim Consolidated Statements of Comprehensive Loss
●	Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
●	Condensed Interim Consolidated Statements of Cash Flows
●	Notes to the Condensed Interim Consolidated Financial Statements

Notice to reader of the unaudited CONDENSED

interim CONSOLIDATED financial statements

For the six months period ended June 30, 2018

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the six month period ended June 30, 2018 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2017, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

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Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	June 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents		273	398
Short term investments	4	14,500	2,500
Receivables and other current assets	5	1,139	242
TOTAL CURRENT ASSETS		15,912	3,140

NON-CURRENT ASSETS
Property, plant and equipment		42	49
Exploration and evaluation assets	6	55,110	50,494
Reclamation of deposit	6	14	14
TOTAL NON-CURRENT ASSETS		55,166	50,557
TOTAL ASSETS		71,078	53,697

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7, 9	2,420	969
TOTAL CURRENT LIABILITIES		2,420	969
TOTAL LIABILITIES		2,420	969

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	88,202	73,598
Reserve	8	7,899	5,089
Deficit		(28,034)	(26,550)
TOTAL SHAREHOLDERS’ EQUITY		68,658	52,728
TOTAL LIABILITIES AND EQUITY		71,078	53,697

Nature of Operations (Note 1) and Subsequent Events (Note 13)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on August 27, 2018

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

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Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian dollars)

		Three-months ended		Six-months ended
	Notes	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

EXPENSES
General and administrative expenses	9	(641)	(653)	(1,181)	(1,144)
Property investigation costs		(34)	-	(34)	-
Amortization		(3)	(14)	(7)	(28)
Share-based payments	8	(30)	-	(317)	(451)
		(708)	(667)	(1,539)	(1,623)
OTHER ITEMS
Interest income		21	4	21	9
Foreign exchange loss		(38)	(9)	(45)	(12)
		(17)	(5)	(24)	(3)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(725)	(672)	(1,563)	(1,626)

Weighted average number of common shares outstanding		739,210,551	403,644,285	647,412,846	386,209,943

Basic and diluted loss per share		(0.00)	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	Number Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2016		368,581,886	62,315	591	2,767	(23,972)	41,701
Net and comprehensive loss for the period		-	-	-	-	(1,626)	(1,626)
Share capital issued through prospectus		145,030,833	10,877				10,877
Share issue costs			(495)				(495)
Value allocated to warrants issued			(1,561)		1,561		-
Share-based Payments	8	-	-	-	451	-	451
BALANCE AT JUNE 30, 2017		513,612,719	71,136	591	4,779	(25,598)	50,908

BALANCE AT DECEMBER 31, 2017		554,595,167	73,598	591	5,089	(26,550)	52,728
Net and comprehensive loss for the period						(1,563)	(1,563)
Share capital issued through private placement		233,333,333	17,500				17,500
Share issue costs			(324)				(324)
Value allocated to warrants issued			(2,572)		2,572		-
Forfeited/expired options	8	-	-	-	(79)	79	-
Share-based Payments	8		-	-	317	-	317
BALANCE AT JUNE 30, 2018		787,928,500	88,202	591	7,899	(28,034)	68,658

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian dollars)

		Six months ended
	Notes	June 30, 2018	June 30, 2017

OPERATING ACTIVITIES
Loss for the period		(1,563)	(1,626)
Items not affecting cash:
Amortization		7	28
Share based payments		317	451
Interest income		(21)	(9)
Changes in working capital	10	151	1,219
Other:
Interest received		25	8
Net cash used in operating activities		(1,084)	71

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (includes changes in working capital)		(4,217)	(3,252)
Short-term investments		(12,000)	(3,800)
Purchase of equipment		-	(20)
Net cash used in investing activities		(16,217)	(7,072)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		17,500	10,877
Direct financing costs		(324)	(495)
Net cash provided by financing activities		17,176	10,382

Change in cash equivalents for the period		(125)	3,381
Cash and cash equivalents, beginning of the period		398	630
Cash and cash equivalents, at the end of the period		273	4,011

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office and principal address is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at PO Box 63623 Capilano, North Vancouver, British Columbia, Canada, V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and United States. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 27, 2018.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2017. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2018 could result in restatement of these condensed interim consolidated financial statements.

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2017.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

New standards adopted during the six months period ended June 30, 2018:

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not result in any impact to the Company’s financial statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 also results in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not result in any impact to the Company’s financial statements.

Standards, Interpretations and Amendments Not Yet Effective:

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company has not yet assessed the impact of this standard.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

4.	SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. During the period ended June 30, 2018, the instrument was yielding an annual interest rate of 1.30% (June 30, 2017 - 0.80%).

5.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of June 30, 2018 is detailed in the table below:

	June 30, 2018	December 31, 2017
Sales taxes receivable	61	143
Interest receivable	12	16
Other current assets	1,066	83
	1,139	242

Other current assets is comprised of prepaid expenses and prepaid exploration and evaluation assets.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

	Canada			US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2017	278	214	-	6	36	534
Acquisition costs – cash	5	4	40	2	15	66
Balance, June 30, 2018	283	218	40	8	51	600

Exploration
Balance, December 31, 2017	1,138	187	-	-	48,635	49,960
Administration	-	-	-	-	260	260
Corporate social responsibility	1	-	-	-	1	2
Environment, health & safety	-	-	-	-	29	29
Property maintenance	-	-	1	-	18	19
Drilling	5	-	-	-	1,150	1,155
Camp operations	-	-	-	-	1,116	1,116
Helicopter charter aircraft	-	-	-	-	1,268	1,268
Geology	15	10	9	-	307	341
Geophysics	-	-	1	-	339	340
Infrastructure	-	-	-	-	13	13
Technical studies	-	-	-	-	7	7
	21	10	11		4,508	4,550
Balance, June 30,2018	1,159	197	11		53,143	54,510
Total, June 30, 2018	1,442	415	51	8	53,194	55,110

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2016	268	206	3	20	497
Acquisition costs – cash	5	4	3	16	28
Balance, June 30, 2017	273	210	6	36	525

Exploration
Balance, December 31, 2016	1,085	173	-	36,587	37,845
Administration	-	-	-	208	208
Corporate social responsibility	-	-	-	12	12
Environment, Health & Safety	-	-	-	40	40
Property maintenance	-	-	-	7	7
Drilling expenses	-	-	-	805	805
Camp operations	-	-	-	744	744
Helicopter charter aircraft	-	-	-	783	783
Geology	34	2	-	293	329
Geophysics	1	-	-	250	251
Technical studies	-	-	-	47	47
	35	2	-	3,189	3,226
Balance, June 30, 2017	1,120	175	-	39,776	41,071
Total, June 30, 2017	1,393	385	6	39,812	41,596

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, totalling $10 during the year ended December 31, 2017, the total of which will be deducted from any payments to be made under the NSR. The total advances paid during the six months period ended June 30, 2018 were $5, (June 30, 2017 - $5).

During the six months period ended June 30, 2018, the Company incurred exploration expenditures totalling $21 (June 30, 2017 - $35) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum, totalling $8 during the year ended December 31, 2017, the total of which will be deducted from any payments to be made under the NSR.

During the six months period ended June 30, 2018, the Company incurred $14 (June 30, 2017 - $6) in exploration and license related expenditures on the Halcyon Property.

Quetico

During the six months period ended June 30, 2018, the Company acquired 757 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $51 for the six months period ended June 30, 2018 (June 30, 2017 - $nil).

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the six months period ended June 30, 2018, the Company spent in aggregate of $4,523 in exploration and license related expenditures on the Maniitsoq Property, (June 30, 2017 - $3,205).

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

Sulussugut License

(All references to amounts in Danish Krones, “DKK” are in thousands of DKK)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (DKK 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

To December 31, 2015, under the terms of the preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License. The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the Company had no minimum required exploration for the year ended December 31, 2016. As of December 31, 2017, the Company has spent $44,937 on exploration costs for the Sulussugut License.

To December 31, 2017 and 2016, the Company has completed all obligations with respect to required reduction of the area of the license.

During the year ended December 31, 2017, the Company had approved exploration expenditures of DKK 85,094 (approximately $16,746) which results in the total carried credits for the Sulussugut License at DKK 246,507 (approximately $48,513).

During the six months period ended June 30, 2018, the Company spent a total of $3,628 in exploration and license related expenditures, (June 30, 2017 - $2,868).

Ininngui License

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $6 (DKK 32) upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677 (approximately $3,044) and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until the following years; year 2018, DKK 2,276, year 2019, DKK 6,790 and year 2020, DKK 9,367, and should the Company be granted an extension on the exploration license.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was DKK 2,715 (approximately $535). As of December 31, 2017, the Company has spent $3,698 on exploration costs for the Ininngui License.

During the year ended December 31, 2017, the Company had approved exploration expenditures of DKK 9,367 (approximately $1,843) which results in the total carried credits for the Ininngui License at DKK 25,044 (approximately $4,929).

During the six months period ended June 30, 2018, the Company spent a total of $422 in exploration and license related expenditures, (June 30, 2017 - $321).

New Mineral Licenses

During the six months period ended June 30, 2018 the Company was awarded new mineral licenses over a highly prospective block of ground to the west of the Fossilik Intrusion in Greenland:

a) Ikertoq License

In March 2018, the Company was granted an exploration license (the “Ikertoq License”) by the BMP of Greenland for exclusive exploration rights of an area located near Kangeriussaq in West Greenland. The Company paid a license fee of $7 (DKK 31) upon granting of the Ikertoq License. The Ikertoq License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

During the six months period ended June 30, 2018, the Company spent a total of $36 in exploration and license related expenditures, (June 30, 2017 - $Nil).

b)	Carbonatite License

In January 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $7 (DKK 31) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year.

During the six months period ended June 30, 2018, the Company spent a total of $437 in exploration and license related expenditures, (June 30, 2017 - $Nil).

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the six months period ended June 30, 2018, the Company spent a total of $2 in license related expenditures, (June 30, 2017 - $3).

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2018	December 31, 2017
Trade payables	2,353	813
Amounts due to related parties (Note 9)	62	42
Accrued liabilities	5	114
	2,420	969

8.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

On April 19, 2018, the Company closed of a non-brokered private placement equity financing of 233,333,333 units at a price of $0.075 cents unit and raised an aggregate gross proceeds of $17,500 through the issuance of 233,333,333 units at a price of $0.075 per unit. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.12 for a period of 24 months from its date of issuance. The Company paid share issuance costs of $324 resulting in net proceeds to the Company of $17,176. The Company allocated a $2,572 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

Contemporary Amperex Technology Limited (“CATL”) subscribed for 200,000,000 units under the placement for a total purchase price of $15,000. CATL now beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

Sentient Executive GP IV Limited (“Sentient”) subscribed for 13,333,333 units under the placement for a total purchase price of $1,000. Sentient now beneficially owns, or exercises control or direction over 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company.

As at June 30, 2018, the Company has 787,928,500 common shares issued and outstanding, (June 30, 2017 – 513,612,719).

2017

On June 8, 2017, the Company closed a brokered placement, through a prospectus, of units for total gross proceeds of $10,877. The Company issued 145,030,833 units at a price of $0.075 per unit. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.12 until June 8, 2019. The Company paid share issuance costs of $533 and also issued 1,965,093 agent’s warrants, exercisable at $0.075 per warrant until June 8, 2019. The Company allocated a $1,500 fair value to the warrants issued in conjunction with the private placement and $61 to agent’s warrants. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 98.60%. The Company also granted the agent an overallotment option for a period of 30 days, which expired unexercised. The fair value of overallotment option of $39 was recorded as a share issuance cost and was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 30 days, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 66.6%.

On August 15, 2017, the Company closed a non-brokered private placement of units for total proceeds of $3,074. The Company issued 40,982,448 units at a price of $0.075 per unit. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.12 until August 15, 2019. The Company allocated a $519 fair value to the warrants issued from the private placement. Direct financing costs totalled $16 resulting in net proceeds to the Company of $3,058. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.23% and an expected volatility of 98.64%.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

b)	Preferred shares issued and outstanding

As at June 30, 2018 and June 30, 2017, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

c)	Warrants

A summary of common share purchase warrants activity during the six months period ended June 30, 2018 is as follows:

	June 30, 2018		December 31, 2017
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	176,175,413	0.12	95,982,036	0.15
Issued	116,666,664	0.12	94,971,721	0.12
Cancelled / Expired	-	-	(14,778,344)	0.30

Outstanding, end of the period	292,842,077	0.12	176,175,413	0.12

At June 30, 2018, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)

1,203,695	Jul 21, 2018	0.075	0.00
33,665,546	Sep 12, 2018[1]	0.12	0.02
72,515,414	June 8, 2019	0.12	0.29
1,965,083	June 8, 2019	0.075	0.01
46,334,451	Jul 21, 2019[1,2]	0.12	0.17
20,491,224	August 15, 2019	0.12	0.08
116,666,664	April 19, 2020	0.12	0.72
292,842,077			1.13

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To June 30, 2018, the Company’s common shares have not met the criterion for acceleration.

2 On May 28, 2018, the Company applied to the TSXV to extend the expiry date of 46,334,451 common share purchase warrants of the Company. The warrants were originally granted pursuant to a public offering of units of the Company, which closed on July 21, 2016. The warrants are exercisable for common shares of the Company at a price of $0.12 per common share and are set to expire on July 21, 2018. The Company proposed to extend the expiry date of the warrants by an additional twelve months to July 21, 2019. All other terms of the warrants, including the exercise price, will remain the same. On June 1, 2018, TSXV approved the proposed term extension of the warrants.

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

A summary of option activity under the Plan during the six months period ended June 30, 2018 is as follows:

	June 30, 2018		December 31, 2017
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	20,720,500	0.23	12,823,000	0.30
Issued	6,425,000	0.12	9,137,500	0.12
Cancelled / Expired	(850,000)	0.13	(1,240,000)	0.24
Exercised	-	-	-	-

Outstanding, end of the period	26,295,500	0.20	20,720,500	0.23

During the period ended June 30, 2018, the Company granted 6,425,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are excercible at $0.12 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of option granted during the six-month period ended June 30, 2018 amounted to $317 and was recorded as a share-based payments expense.

During the period ended June 30, 2017, the Company granted 8,137,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are excercible at $0.12 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of this grant amounted to $451 and was recorded as a share-based payments expense.

The fair value of stock options granted and vested during the period ended June 30, 2018 and June 30, 2017 was calculated using the following assumptions:

	June 30, 2018	June 30, 2017
Expected dividend yield	0%	0%
Expected share price volatility	96.9%-101%	100.6%
Risk free interest rate	2.04%- 2.17%	1.17%
Expected life of options	5 years	5 years

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

Details of options outstanding as at June 30, 2018 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted average remaining contractual life (years)
150,000	150,000	Jul 29, 2018*	0.20	0.08
200,000	200,000	Sep 30, 2018	0.37	0.25
2,440,000	2,440,000	Jul 9, 2019	0.62	1.02
200,000	200,000	Aug 27, 2019	0.37	1.16
100,000	100,000	Sep 26, 2019	0.26	1.24
350,000	350,000	Nov 5, 2019	0.21	1.35
1,000,000	1,000,000	Dec 19, 2019	0.22	1.47
900,000	900,000	Feb 3, 2020	0.275	1.60
450,000	450,000	Oct 5, 2020	0.20	2.27
5,443,000	5,443,000	Jan 28, 2021	0.21	2.58
7,637,500	7,637,500	Feb 21, 2022	0.12	3.65
1000,000	1,000,000	Dec 20, 2022	0.12	4.48
5,725,000	5,725,000	Feb 28, 2023	0.12	4.65
500,000	500,000	May 1, 2023	0.12	4.84
200,000	200,000	May 4, 2023	0.12	4.85
26,295,500	26,295,500			3.18

* Subsequently expired, unexercised.

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2017 the Company recorded $504 of share-based payments to reserve and transferred $301 to deficit for expired options and warrants.

During the six months period ended June 30, 2018 the Company recorded $317 of share-based compensation to reserves, (June 30, 2017 - $451) and transferred $79 (June 30, 2017 - $Nil) to deficit for expired options.

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

	June 30, 2018	December 31, 2017
Directors and officers of the Company	62	42

Total	62	42

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

During the six months period ended June 30, 2018, the Company recorded $188 (June 30, 2017 - $183) in fees charged by a legal firm which retains the Chairman as a counsel.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

During the six months period ended June 30, 2018, Sentient subscribed for 13,333,333 units under the placement for a total purchase price of $1,000. As part of the subscription, Sentient was granted 6,666,666 common share purchase warrants exercisable at $0.12 until April 19, 2020.

As of June 30, 2018, Sentient beneficially owns 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding Common Shares.

During the six months period ended June 30, 2018, CATL subscribed for 200,000,000 units under the placement for a total purchase price of $15,000. As part of the subscription, CATL was granted 100,000,000 common share purchase warrants exercisable at $0.12 until April 19, 2020.

As of June 30, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

2017

On August 15, 2017, Sentient subscribed for a total of 38,666,666 units under the private placement equity financing transaction for a total net proceeds of $2,900. As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 until August 15, 2019.

On June 8, 2017, Sentient acquired 94,666,666 units in the equity financing for net proceeds of $7,100. As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 until June 8, 2019.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	June 30, 2018	June 30, 2017
Geological consulting fees – expensed	52	10
Geological consulting fees – capitalized	18	90
Management fees – expensed	379	356
Salaries - expensed	80	63
Share-based payments	192	331
Total	721	850

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the six months period ended June 30, 2018 and 2017 are as follows:

	June 30, 2018	June 30, 2017
Decrease (increase) in accounts receivables	95	(126)
(Increase) in prepaid expenses	(9)	(159)
Increase in trade payables and accrued liabilities	65	1,504
Total changes in working capital	151	1,219

During the period ended June 30, 2018, the Company:

i)	transferred $79 from reserve to deficit;
ii)	recorded $403, the net change for accrued and prepaid in exploration and evaluation expenditures.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Management fees: $31 per month effective June 2018.

Effectively on June 1, 2018, the Company has changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into service agreement with his company.

ii)	Directors’ fees: $2 stipend per month for independent directors and $3 stipend per month for the chairman of the board, and $2.5 for committee chairman.

The agreements which were in effect from July 1, 2014 for services with directors of the Company and a company in which a director has an interest remain unchanged.

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Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018

(Unaudited - Expressed in thousands of Canadian dollars)

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 6). The Company’s geographic segments are as follows:

	June 30, 2018	December 31, 2017
Equipment
Canada	15	19
Greenland	27	30
Total	42	49

	June 30, 2018	December 31,2017
Exploration and evaluation assets
Canada	1,908	1,817
Greenland	53,194	48,671
United States	8	6
Total	55,110	50,494

13.	SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2018, 1,203,695 warrants and 150,000 options expired unexercised during July 2018.

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